ATCO
G R O U P

Corporate Office

[redacted]

08004028

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

July 3, 2008

SEC
Mail Processing
Section

JUL 16 2008

Washington, DC
104

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed July 3, 2008 for symbol CU
- Corporation's Form 1, filed July 3, 2008 for symbol CU.X
- Corporation's Form 1, filed July 3, 2008 for symbol CU.PR.A
- Corporation's Form 1, filed July 3, 2008 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

PROCESSED
JUL 31 2008
THOMSON REUTERS

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	06/01/2008 - 06/30/2008

Summary

Issued & Outstanding Opening Balance :	81,626,886	As at :	06/01/2008
	Effect on Issued & Outstanding Securities		
Stock Option Plan	210,000		
Other Issuances and Cancellations	51,400		
Issued & Outstanding Closing Balance :	81,888,286		

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,451,700**	As at :	06/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2008	N		210,000		

Filer's comment

TSX Reserved = 4,216,400 TSX Available to be granted = 2,974,700

Totals		0	210,000	0	0

Stock Options Outstanding Closing Balance:	**1,241,700**	As at :	06/30/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2008	Conversion (General)	51,400
Totals		51,400

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/03/2008
Last Updated:	07/03/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	06/01/2008 - 06/30/2008

Summary

Issued & Outstanding Opening Balance :	43,667,784	As at :	06/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-51,400		
Issued & Outstanding Closing Balance :	43,616,384		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2008	Conversion (General)	-51,400
Totals		-51,400

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/03/2008
Last Updated:	07/03/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	06/01/2008 - 06/30/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/03/2008
Last Updated:	07/03/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	06/01/2008 - 06/30/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	07/03/2008
Last Updated:	07/03/2008

END